

ENERNORTH INDUSTRIES INC.

Litigation Update

Toronto, Canada – August 2, 2006 – **EnerNorth Industries Inc.** (AMEX: ENY, Frankfurt Stock Exchange: EPW1) (www.enernorth.com) ("EnerNorth" or the "Company") announces that the Court of Appeal for the Province of Ontario has granted Enernorth's motion for a stay of execution of the Oakwell Claim pending the Supreme Court of Canada's decision on EnerNorth's application for leave to appeal and, should leave be granted, the appeal itself. The stay is conditional upon EnerNorth paying $1.5 million into court on or before September 8, 2006. The Oakwell Claim is described in the financial statements and other reports of the Company and recorded at approximately Cdn. $7.9 million.

About EnerNorth Industries Inc.
 EnerNorth is a junior oil and gas company carrying out operations through production, development and exploration of oil and gas in the Western Sedimentary Basin, Canada.

There are approximately 4.272 million shares issued and outstanding in the capital of the Company.

For further information contact:
Sandra Hall
President
Telephone: (416) 861-1484
 www.enernorth.com